Issuer Free Writing Prospectus
Filed Pursuant To Rule 433
Registration Statement No. 333-129642
Goodrich Petroleum Announces Entry into Share Lending Agreement
Houston, Texas — November 30, 2006 Goodrich Petroleum Corporation (NYSE: GDP) announced today that it has entered into a 20-year share lending agreement with Bear, Stearns International Limited (“BSIL”), as principal, and Bear, Stearns & Co. Inc. (“Bear Stearns”), as agent for BSIL, under which it has agreed to loan to BSIL up to 3.3 million shares of its common stock. Goodrich Petroleum also intends to enter into an underwriting agreement with Bear Stearns, pursuant to which BSIL intends to sell the shares of the Company’s common stock that BSIL will be entitled to borrow from the Company under the share lending agreement. These shares will be offered in an underwritten offering registered under the Securities Act of 1933, as amended, pursuant to the Company’s shelf registration statement in order to facilitate hedging transactions undertaken by purchasers of the Company’s convertible notes in our separately announced offering. The Company will not receive any proceeds from the sale of the common stock. BSIL generally will be required to return the borrowed shares as the notes are converted, upon redemption of the notes and upon the occurrence of certain other events. The completion of the share lending arrangement and the common stock offering are conditioned on completion of the convertible notes offering.
While the borrowed shares will be considered as issued and outstanding for corporate law purposes, the Company does not expect the borrowed shares offered and sold by BSIL to be dilutive to the company’s earnings per share calculation because of the requirements for BSIL to return those shares to the Company.
Goodrich Petroleum has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents Goodrich has filed with the SEC for more complete information about Goodrich and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request a copy of the prospectus and the related prospectus supplement by calling Bear, Stearns & Co. Inc. toll-free at 800-803-9204.
This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.
Certain statements in this news release regarding future expectations and plans for future activities may be regarded as “forward looking statements” within the meaning of the Securities Litigation Reform Act. They are subject to various risks, such as financial market conditions, as well as other risks discussed in detail in the Company’s Annual Report on Form 10-K and other filings with the Securities and Exchange Commission. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct.